                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D
                               (AMENDMENT NO. 2)*

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              IVI PUBLISHING, INC.
                                (Name of Issuer)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                  450707 10 4
                                 (CUSIP Number)

                Wayne William Mills              William M. Mower, Esq.
            The Colonnade, Suite 290        Maslon Edelman Borman & Brand, LLP
               5500 Wayzata Boulevard           3300 Norwest Center
            Golden Valley, Minnesota 55416    Minneapolis, Minnesota 55402
---------------------------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               SEPTEMBER 10, 1997
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-1(b)(3) or (4), check the following box[ ].

Check the following box if a fee is being paid with the statement[ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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                                 SCHEDULE 13D


CUSIP NO.   450707 10 4                          PAGE  2    OF  5    PAGES
          ----------------                            ---     -----
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         WAYNE WILLIAM MILLS                    TAMARA KOTTOM-MILLS
          S.S. No. ###-##-####                   S.S. No. ###-##-####
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  /X/
                                                                      (b)  / /
--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


         PF

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)


--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            0
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             529,500
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        0
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        529,500
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         529,500 Shares
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.9%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON *


       IN
--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

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

ITEM 1.  SECURITY AND ISSUER.

         This Amendment No. 2 ("Amendment No. 2") dated September 17, 1997 to the Statement on Schedule 13D dated October 4, 1996, as previously amended by Amendment No. 1 dated January 21, 1997 (as amended, the "Schedule 13D") relates to the Common Stock, $.01 par value per share (the "Common Stock") of IVI Publishing, Inc., a Minnesota corporation (the "Issuer"), and is being filed by Wayne William Mills and Tamara Kottom-Mills pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

         Unless otherwise indicated, each capitalized term used herein but not otherwise defined shall have the meaning assigned to such term in the Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The aggregate purchase price of the purchases identified in response to Item 5(c) was $516,925. All such purchases were paid for with personal funds. All securities identified in response to Item 5(c) were acquired by open market purchases.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Reporting Persons together beneficially own 529,500 shares of the outstanding Common Stock of the Issuer, of which 470,000 are in the name of Wayne Mills and 59,500 are in the name of Tamara Mils. The total of 529,500 shares represents approximately 6.9% of the outstanding Common Stock (based upon 7,662,850 shares outstanding on July 28, 1997, the date of the Issuer's most recent filing with the Securities and Exchange Commission).

         (b) The Reporting Persons share voting and dispositive power with respect to a total of 529,500 shares.

         (c) Listed below are all transactions effected in the Issuer's Common Stock by the Reporting Persons since the filing of Amendment No. 1:

       Reporting          Type of                             Number            Price per
        Person          Transaction       Trade Date         of Shares            Share
-------------------------------------------------------------------------------------------
      Wayne Mills           Buy             2/25/97              30,000           $3.25
      Wayne Mills           Buy             3/25/97              20,000            3.00
      Wayne Mills           Sell            4/03/97              25,000            2.74
      Wayne Mills           Sell            4/03/97              10,000            2.74
      Wayne Mills           Sell            4/07/97              25,000            3.10
      Wayne Mills           Buy             4/09/97              10,000            3.00
      Wayne Mills           Buy             4/24/97              20,000            2.53
      Wayne Mills           Buy             4/25/97              30,000            2.50
      Wayne Mills           Buy             6/24/97              10,000            3.625
      Tamara Mills          Buy             7/03/97               7,500            4.01
      Wayne Mills           Sell            7/16/97              10,000            4.00
      Wayne Mills           Buy             9/10/97              50,000            2.75





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         (d)     Not applicable.

         (e) Not applicable. The Reporting Persons still beneficially own more than five percent of the Issuer's outstanding Common Stock.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

 .1.      Agreement between the Reporting Persons relating to the filing of joint acquisition statements pursuant to Rule 13d-1(f).


                                   SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:     September 17, 1997

                                        By   /s/ Wayne William Mills
                                            --------------------------------
                                             Wayne William Mills


                                        By   /s/ Tamara Kottom-Mills
                                            --------------------------------
                                             Tamara Kottom-Mills





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